November 7, 2018

Mr. Joseph Cascarano

Staff Accountant

Mr. Robert S. Littlepage

Accountant Branch Chief
Division of Corporation Finance

Office of Telecommunications

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Comcast Corporation
Form 10-K for Fiscal Year Ended December 31, 2017
Filed January 31, 2018
Form 10-Q for the Fiscal Quarter Ended September 30, 3018
Filed October 25, 2018
File No. 001-32871

NBCUniversal Media, LLC
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed January 31, 2018
Form 10-Q for the Fiscal Quarter Ended September 30, 2018
Filed October 25, 2018
File No. 001-36438

Dear Messrs. Cascarano and Littlepage:

We are writing this letter to respond to the comment letters of the Staff of the Securities and Exchange Commission (the “Staff”) dated November 5, 2018, to Comcast Corporation (“Comcast”) and NBCUniversal Media, LLC (“NBCUniversal”), relating to the review of Comcast’s and NBCUniversal’s combined Form 10-K for the fiscal year ended December 31, 2017 (the “Form 10-K”) and the combined Form 10-Q for the Fiscal Quarter Ended September 30, 2018 (the “Form 10-Q”). Because the questions asked in the comment letters are identical in all respects, except for page number references, we are providing a consolidated response to both letters. In our response, we refer to Comcast and NBCUniversal collectively as “we,” “our” and “us.”

For your convenience, we have reproduced the Staff’s comment in italics preceding our response below. Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Securities and Exchange Commission	November 7, 2018

Form 10-Q for the Fiscal Quarter Ended September 30, 2018

Comcast Corporation Financial Statements

Note 3: Revenue

NBCUniversal Segments

Distribution, page 11

NBCUniversal Media, LLC Financial Statements

Note 3: Revenue

Distribution, page 61

1.          We note your response to prior comment 1. Please revise your disclosure in future filings to clarify that you consider your distribution agreements to be functional licenses of intellectual property. Please refer to ASC 606-10-50-12.

Response

In consideration of the Staff’s comment, beginning with our Annual Report on Form 10-K for the year ending December 31, 2018, we will revise our disclosure to state that we account for our distribution agreements as functional licenses of intellectual property.

* * *

Please do not hesitate to call me at (215) 286-6053 with any questions you may have with respect to the foregoing.

Sincerely, /s/ Daniel C. Murdock
Daniel C. Murdock Senior Vice President, Chief Accounting Officer and Controller, Comcast Corporation Senior Vice President, NBCUniversal Media, LLC
cc:

Brian L. Roberts, Chairman of the Board and Chief Executive Officer

Michael J. Cavanagh, Chief Financial Officer

Arthur R. Block, Executive Vice President, General Counsel and Secretary

Jeffrey A. Honickman, Director and Chairman of Audit Committee

Bruce K. Dallas, Davis Polk & Wardwell LLP

John Malvisi, Deloitte & Touche LLP

Courtney Sachtleben, Deloitte & Touche LLP

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